UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Lazard Ltd

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

G54050102

(CUSIP Number)

Estate of Bruce Wasserstein

c/o David J. Stoll, Esq.

Milbank, Tweed, Hadley and McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

Tel: (212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G54050102

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) The Estate of Bruce Wasserstein, Deceased
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power: 6,492,129
8 Shared Voting Power: 0
9 Sole Dispositive Power: 6,492,129
10 Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,492,129
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(1)
13	Percent of Class Represented by Amount in Row (11): 6.68%(2)
14	Type of Reporting Person (See Instructions): OO

(1)	Numbers reported on this page exclude all interests held by the Cranberry Dune 1998 Long-Term Trust and the Bruce Wasserstein 2005 Trust, for each of which interests the Estate of Bruce Wasserstein disclaims beneficial ownership.
(2)	Based on Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed by Lazard Ltd (the “Form 10-Q”), as of October 29, 2009, there were 92,155,650 shares of Class A Common Stock outstanding. For purposes of calculating the percent of class represented by the aggregate amount beneficially owned by the Reporting Person, the number of outstanding shares reflects the sum of (i) the number of shares outstanding reported in the Form 10-Q plus (ii) the number of Restricted Stock Units (4,406,440) and Exchangeable Interests (656,094) held by the Reporting Person (which are not reflected in the number of shares outstanding as reported in the Form 10-Q).

i

CUSIP No.: G54050102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Cranberry Dune 1998 Long-Term Trust, a trust for the descendants of Bruce Wasserstein
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power: 7,978,859 Exchangeable Interests
8 Shared Voting Power: 0
9 Sole Dispositive Power: 7,978,859 Exchangeable Interests
10 Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,978,859
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(1)
13	Percent of Class Represented by Amount in Row (11): 7.97%(2)
14	Type of Reporting Person (See Instructions): OO

(1)	Numbers reported on this page exclude all interests held by the Estate of Bruce Wasserstein and the Bruce Wasserstein 2005 Trust, for each of which interests the Cranberry Dune 1998 Long-Term Trust disclaims beneficial ownership.
(2)	Based on Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed by Lazard Ltd (the “Form 10-Q”), as of October 29, 2009, there were 92,155,650 shares of Class A Common Stock outstanding. For purposes of calculating the percent of class represented by the aggregate amount beneficially owned by the Reporting Person, the number of outstanding shares reflects the sum of (i) the number of shares of outstanding shares reported in the Form 10-Q plus (ii) the number of Exchangeable Interests (7,978,859) held by the Reporting Person (which are not reflected in the number of shares outstanding as reported in the Form 10-Q).

ii

This Amendment No. 2 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2005 (as it was amended on May 24, 2005 and may be amended from time to time, the “Schedule 13D”) with respect to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”) of Lazard Ltd, a company incorporated under the laws of Bermuda (“Lazard”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

The following are the names, business addresses, principal businesses or occupations and citizenships of the Reporting Persons:

Name and Business Address	Principal Business or Occupation	Citizenship
Estate of Bruce Wasserstein (the “Estate”), c/o David J. Stoll, Esq. Milbank, Tweed, Hadley and McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005-1413	N/A	United States

The Cranberry Dune 1998 Long-Term Trust (the “Family Trust”) 1301 Avenue of the Americas, 44th Floor New York, New York 10019	N/A	United States

As previously reported in the Schedule 13D, Reporting Persons formerly included Ellis Jones, Pamela Simone Wasserstein and Ben Wasserstein, each in his or her capacity as a trustee of the Family Trust or the Bruce Wasserstein 2005 Trust (the “GRAT”), as applicable. Pursuant to the governing documents of the Family Trust, investment powers pertaining to the Family Trust are exercised by a majority of the five individual trustees in office (a corporate trustee that is in office has only administrative powers and no power to vote or dispose of assets). Consequently, each of the trustees of the Family Trust disclaims beneficial ownership of the securities held by the Family Trust because no single trustee (i) can take any action on behalf of the Family Trust without the consent of at least two other trustees and (ii) has the right to veto any actions approved by the other trustees or the power to vote or direct the vote of, or the power to dispose or direct the disposition of, the securities beneficially owned by the Family Trust.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Estate

As previously reported in the Schedule 13D, following the Reorganization in 2005, Bruce Wasserstein then held 1,316,838 shares of Class A Common Stock and 1,979,337 Exchangeable Interests.

With respect to the shares of Class A Common Stock, since 2005, Mr. Wasserstein conducted several open-market purchases of shares of Class A Common Stock, each as previously reported on a Form 4 filed with the SEC. As of October 14, 2009, the date of Mr. Wasserstein’s death, he held 1,429,595 shares of Class A Common Stock. These shares became part of the Estate on his death.

With respect to the Exchangeable Interests, as previously reported, Mr. Wasserstein contributed all 1,979,337 Exchangeable Interests to the GRAT in 2005. In 2008 and 2009, pursuant to the terms of the GRAT, in-kind annuity payments of 656,094 Exchangeable Interests, in the aggregate, were made to Mr. Wasserstein. These Exchangeable Interests became part of the Estate at the time of Mr. Wasserstein’s death, while the remaining 1,323,243 Exchangeable Interests continue to be held by the GRAT. Following Mr. Wasserstein’s death, the sole trustee of the GRAT is Mr. Ellis Jones. Consequently, the Estate disclaims beneficial ownership of the remaining securities held by the GRAT.

Finally, during the period from January 2006 through August 2009, Mr. Wasserstein was awarded 4,406,440 Restricted Stock Units (“RSUs”), in the aggregate, in connection with his employment at Lazard. Each grant of RSUs was previously reported by Mr. Wasserstein on a Form 4 filed with the SEC. In accordance with the terms of the award agreements governing the RSUs, following Mr. Wasserstein’s death, all of these RSUs vested and became an equal number of shares of Class A Common Stock, which were delivered by Lazard 30 days thereafter and are now part of the Estate.

The Family Trust expressly disclaims any beneficial or other ownership of the securities held by the Estate.

The Family Trust

As previously reported, as a result of the Recapitalization, the Family Trust held 7,978,859 Exchangeable Interests. The Family Trust continues to hold all of these Exchangeable Interests.

The Estate expressly disclaims any beneficial or other ownership of the Exchangeable Interests held by the Family Trust.

Item 4.	Purpose of Transaction.

Except as otherwise set forth in this Item 4, each Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although each may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may from time to time dispose of shares of Class A Common Stock or Exchangeable Interests owned by them or acquire additional shares of Class A Common Stock. While no determination has been made at this time with respect to any dispositions, each Reporting Person may (i) convert Exchangeable Interests and Lazard Group Common Interests into shares of Class A Common Stock or (ii) dispose of shares of Class A Common Stock through open market sales or otherwise. In addition, any Reporting Person may (i) pledge securities beneficially owned by it as security for borrowings by such Reporting Person, or (ii) enter into hedging or other derivative transactions with respect to securities beneficially owned by such Reporting Person.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information set forth on the cover pages of this Schedule 13D is incorporated herein by reference.

Each Reporting Person identified in this Schedule 13D expressly disclaims any beneficial ownership in any of the interests in Lazard except for those interests that are stated to be owned beneficially by such Reporting Person.

(c) The disclosures pursuant to Item 3 of this Schedule 13D are incorporated herein by reference.

(d) Not applicable.

(e) For the reasons described above in Item 2, the trustees of the Family Trust have determined that they are not the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock by virtue of their individual positions as a trustee and/or beneficiary of the Family Trust. Accordingly, the trustees will not file any further amendments to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a Loan Agreement and a Pledge Agreement, each dated as of September 29, 2004 and as amended to date, 1,429,595 shares of the Class A Common Stock now beneficially owned by the Estate were pledged by Mr. Wasserstein to Bank of America, N.A. as collateral for a revolving loan to Mr. Wasserstein. The obligations under the Loan Agreement and Pledge Agreement have been assumed by the Estate.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2009

ESTATE OF BRUCE WASSERSTEIN

By:	/S/ ELLIS JONES
Name:	Ellis Jones
Title:	Co-Preliminary Executor

CRANBERRY DUNE 1998 LONG-TERM TRUST

By:	/S/ ELLIS JONES
Name:	Ellis Jones
Title:	Co-Trustee